UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: April 4, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

April 4, 2008

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES EXTENSION OF ITS GSM 900/1800 LICENSES

IN 50 RUSSIAN REGIONS

Moscow, April 4, 2008 — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of telecommunications services in Russia and the Commonwealth of Independent States (“CIS”), announced that the Company’s licenses for GSM 900/1800 mobile radio telephony communications in 50 regions of the Russian Federation have been extended by issuance of new licenses. The licenses have been extended pursuant to the Federal Law On Communications and on the basis of order of the Federal Service for Supervision over Mass Communications, Telecommunication and Protection of Cultural Heritage of December 6, 2007.

New licenses govern the Company’s operations in Moscow and Moscow Region, and on the territory of a number of regions of the Russian Federation in Siberia, Central, Southern and Volga federal districts and will be valid for 5 years from April 28, 2008 to April 28, 2013.

Licenses of the Company for GSM mobile radio telephony communications regulating its operations on the territory of regions in North-Western and Urals federal districts expire in the second half of 2012.

The VimpelCom Group is a telecommunications operator, providing voice and data services, covered through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, in territories with a total population of about 250 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”

For more information, please contact:

Alexander Boreyko	Michael Polyviou
VimpelCom	FD
Tel: 7 (495) 910-5977	Tel: 1 (212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com